Management Discussion and Analysis
for the year ended December 31, 2003 (expressed in Canadian dollars)

The following discussion of the financial position of Spur Ventures Inc. (the “ Company” ) and the results of operations for the years ended December 31, 2003 and 2002 are to be read in conjunction with the audited consolidated financial statements and related notes for the periods then ended.

The accompanying audited consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles. These statements together with the following management’s discussion and analysis, dated May 3, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. Additional information on the Company can be found in the Company’s Annual Information Form (“ AIF” ), filed in form 20F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.

All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

1.

Overall performance

During the fiscal year ended December 31, 2003, the Company focused on developing an integrated fertilizer business in China. Through two Sino Foreign Joint Ventures, Spur plans to build a business capable of producing 1.0 million tonnes per annum of S-NPK fertilizer in planned stages.

Currently, the Company has no production or operational activities. In 2003, the Company raised $5.62 million by the issuance of shares through two private placements and the exercise of warrants.

The primary asset of the Company is a 79 percent interest in a joint venture called Yichang Maple Leaf Chemicals Company (YMC) which owns a high-grade phosphate deposit of over 400 million tonnes.

During the year, the Company entered into an agreement to purchase a 65 percent interest in a new joint venture called Yichang Spur Chemicals Ltd. (YSC), which has acquired a 100,000 tonnes per year fertilizer facility in Yichang. To earn its interest, the Company has agreed to contribute US$2.5 million for the construction of a 60,000 tonnes per year phosphoric acid plant.

Set forth below is a discussion of the operations and financial condition of the Company for the applicable period.

2.

Results of operations

Fiscal Year Ended December 31, 2003 and 2002
The loss for year ended December 31, 2003 was $1,310,054 versus $245,872 in December 31, 2002. The increase in the loss was primarily due to consulting fees ($255,243, for a net increase of $128,614), professional fees ($68,190, for a net increase of $54,945) and travel costs ($123,361, for a net increase of $61,455). These three items all related to the increase in due diligence relating to the purchase of Xinyuan Chemicals and represented 34% of the net loss for the period. In addition, $760,490 of deferred mineral property expenditures was written off (see Note 5).

The Company’s earnings from interest income increased from $3,259 in the year 2002 to $38,845 in the year of 2003. This increase has been offset by the reduction in the Energy Trust income ($10,867 in year 2003 and $37,750 in year 2002) and gain on disposal of marketable securities ($10,340 in year 2003 and $28,365 in year 2002).

The Company’s activities during 2003 were primarily directed towards the two joint venture projects in China:YMC (79% owned by the Company) and YSC (to be 72% owned by the Company).

3.	Results of operations For the Years Ended December 31, 2003, 2002 and 2001 (expressed in Canadian dollars)

	Year ended	Year ended	Year ended
	Dec. 31	Dec. 31	Dec. 31
	2003	2002	2001

Expenses
Consulting Fees	$255,243	$126,629	$71,421
Office/Miscellaneous	45,552	24,011	31,616
Professional Fees	123,361	68,416	38,253
Management Fees	27,833	50,000	50,000
Rent	31,009	29,669	32,683
Write down of mineral property	760,490	0	151,807
Other	127,765	16,521	92,775
	1,371,253	315,246	468,555

Income
Other income	61,199	69,374	223,920
Loss for the Year	(1,310,054)	(245,872)	(244,635)
Basic loss per share	(0.06)	(0.01)	(0.01)
Diluted loss per share	(0.06)	(0.01)	(0.01)
Weighted average number
of common shares outstanding	22,265,095	17,949,328	17,852,001
Cash and cash equivalents	5,064,071	80,909	1,015,717
Total Assets	7,194,380	2,884,113	3,128,433
Total Liabilities	38,616	75,196	73,644

Summary of quarterly results (expressed in Canadian dollars)

	Qtr. ended	Qtr. ended	Qtr. ended	Qtr. ended
	Dec. 31	Sept. 30	Jun. 30	Mar. 31
	2003	2003	2003	2003

Total revenues	$17,387	$26,737	$14,700	$2,375
Net income (loss)	(980,665)	(137,670)	(101,590)	(90,129)
Earnings (loss) per share	(0.03)	(0.01)	(0.00)	(0.01)
Diluted earnings (loss)
per share	(0.03)	(0.01)	(0.00)	(0.01)

	Qtr. ended	Qtr. ended	Qtr. ended	Qtr. ended
	Dec. 31	Sept. 30	Jun. 30	Mar. 31
	2002	2002	2002	2002

Total revenues	$912	$31,738	$17,964	$18,760
Net income (loss)	(101,780)	(43,149)	(65,447)	(35,496)
Earnings (loss) per share	(0.01)	0.00	0.00	0.00
Diluted earnings (loss)
per share	(0.01)	0.00	0.00	0.00

4.

Liquidity and capital resources

The Company has financed its operations principally through the sale of its equity securities. As the Company did not have production or producing mineral properties in the year 2003, the only revenue sources are interest income earned from amounts on deposit, and dividend income from investments. Income earned is dependent on the amount of funds available for deposit or investment and changes in interest rates and return on the investment. The Company’s management expect that the amount of interest or dividend income will be decreased as the Company continues business activities in phosphate mineral exploring and NPK production expansion projects and other commitment to its joint ventures in China, unless 1): the Company is able to obtain additional funds through the sales of its equity securities. 2): the Company’s joint ventures start making positive cash in-flow from productions and sales.

During the reporting period, the company had completed two separate private placements. Through the contribution from private placements and exercised warrants, the Company raised $5,602,000 net cash.

SPUR VENTURES INC. (AN EXPLORATION STAGE COMPANY) • ANNUAL REPORT 2003

As at December 31, 2003, the Company had a net working capital of $5,283,056, compared to $246,164 at December 31, 2002. The current working capital and cash position provides it with sufficient liquidity to meet the Company’s year 2004 operating requirements. The success of the Yichang projects will depend on management’s ability to raise more capital and/or bank or private loan facilities.

The cash is held in a term deposit with a Canadian chartered bank.

5.

Mineral properties

As of December 31, 2003, the Company had recorded $1,846,045 as Mineral Properties on the balance sheet, compared to $2,562,753 as of December 31, 2002.

During 2003, $760,490 of deferred mineral property expenditures was written off, being the amount deferred in relation to the Jacobs Engineering feasibility study on the development of a plant, which due to the purchase of an existing fertilizer facility will no longer be required.

Since 1996, the Company has been working on the YMC fertilizer mining projects with its joint venture partner Yichang Phosphorous Chemical Industries Group (YPCC).The Company received exclusive rights to develop the Phosphate deposits in Yichang China.

YPCC is the Company’s equity partner in both the YMC and YSC joint ventures in China.

6.

Off-balance sheet arrangements

YSC has committed to take over the existing loans and liabilities of the former operators of the fertilizer plant, called Xinyuan Chemicals. In addition, the Company also agreed to pay for the interest of a loan borrowed by one of the equity partners of the joint ventures for the upcoming years 2004 to 2008 of approximately US$128,307 per year.

7.	Transactions with related parties Included in expenses are the following amounts paid to companies with common directors:

	2003	2002	2001

Consulting fees (a)	$255,243	$76,129	$71,261
Management fees (b)	27,833	50,000	50,000
Legal fees (c)	27,511	13,549	10,591
	310,587	139,678	131,852

a)	Directors of the company receive consulting fees for their management services. A total of $255,243 was paid in 2003 (2002 - $76,129; 2001 - $71,261).

b)	Management fees of $27,833 (2002 - $50,000; 2001 - $50,000) were paid to companies owned by a director.

c)	Legal fees of $27,511 (2002 - $13,549; 2001 - $10,591) were paid to a law firm of which a director is a partner.

8.

Proposed transactions

The Company has entered into an agreement to purchase acquire a 65% interest YSC which was incorporated in November 2003. YSC acquired a NPK fertilizer plant located in Yichang, China, which has been operating at approximately 50% of its rated capacity of 100,000 tonnes of annual NPK production capacity since being commissioned in 2000. Shortages of phosphoric acid have caused the plant to operate below rated capacity.

Under the joint venture agreement, the Company will invest approximately US$2.5 million into the joint venture to earn its 65% interest. The US$2.5 million will be used to construct a 60,000 tonne per year phosphoric acid plant.

9.

Subsequent events

On January 6, 2004, the Company advanced the first installment in the amount of $1,658,534 to YSC under the joint venture agreement.

On March 12, 2004, YSC began the construction of the 60,000 tons per year phosphoric acid plant. The project is expected to finish in approximately nine months.

On April 20, 2004, the Company finalized the restructuring of the YMC joint venture. The original development plan for YMC called for Spur to earn 90% interest in YMC by spending approximately US$325 million.

As a result of the acquisition of the interest in YSC announced in November 2003, the terms were re-negotiated since the new concept has the fertilizer plant being held and expanded under YSC. Accordingly, Spur’s interest in YMC will be adjusted to 79% with YPCC holding 21%. Spur’s interest in YSC has been increased to 72%, an increase from the previously announced 65%.

10.

Fourth quarter

The Company entered into a joint venture to form Yichang Spur Chemicals (“ YSC” ), with Yichang Phosphorous Chemical Industry Group (“ YPCC” ), a Chinese state owned enterprise and Yuanfeng, a privately owned company. By agreeing to finance additional investment in YSC, the Company will acquire a 65% controlling interest in an existing fertilizer facility in Yichang, Hubei Province, China. The establishment of YSC was subject to final government approvals, which was subsequently received on December 23, 2003.

On May 13, 2003, the Company issued 5,000,000 warrants exercisable into common shares at a price of $0.60 per share. All but 400,000 warrants were exercised during the fourth quarter.

11.

Share capital data

Authorized Capital:

               100,000,000 common shares without par value
               100,000,000 preferred shares without par value

Issued and Outstanding:

               28,889,328 common shares

Warrants Outstanding:

               300,000 warrants exercisable at $1.10 per share with expiry date of July 15, 2005.
               400,000 warrants exercisable at $0.60 per share with expiry date of May 13, 2005.

12.	Other information

	Year ended	Year ended
	Dec. 31	Dec. 31
	2003	2002

Expenses
Consulting Fees	$255,243	$126,624
Office/Miscellaneous	45,552	24,011
Professional Fees	123,361	68,416
Management Fees	27,833	50,000
Rent	31,009	29,669
Write down of mineral property	760,490	0
Other	127,765	16,526
	1,371,253	315,246

SPUR VENTURES INC. (AN EXPLORATION STAGE COMPANY) • ANNUAL REPORT 2003